

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 23, 2013

<u>Via E-mail</u>
Jerry S. Krempa
Vice President and Controller
Bemis Company, Inc.
One Neenah Center, 4<sup>th</sup> Floor,
P.O. Box 669
Neenah, Wisconsin  54957-0669

**Re:    Bemis Company, Inc.**
**Form 10-K for the Fiscal Year ended December 31, 2012**
**Filed February 28, 2013**
**File No. 001-05277**

Dear Mr. Krempa:

    We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief